Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resignation of Chairman

Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that on 8 September 2022, the board of the Company (the “Board”) received the notices from Mr. Wu Haijun tendering resignation from his positions as Chairman, executive director, chairman of the strategy committee and member of the nomination committee of the Company due to the work arrangement. The resignation of Mr. Wu Haijun will not cause the number of the Board members to fall below the statutory minimum number of members.

According to the PRC Company Law and Articles of Association of the Company, the resignation of Mr. Wu Haijun will take effect once the notice of resignation is sent to the Board on 8 September 2022. The resignations of Mr. Wu Haijun will not affect the normal operation of the Company. Mr. Wu Haijun has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

During his term of office, Mr. Wu Haijun performed his duties diligently and conscientiously. He played an important role in enhancing the governance standards of the Company, helping it to fulfill social responsibilities, promoting the integrated development of the Company and local communities, promoting the Company’s sustainable development and regional joint development. The Board would like to express their appreciation for the outstanding contributions made by Mr. Wu Haijun to the Company.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 8 September 2022

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.